UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 001-34541

GLOBAL CORD BLOOD CORPORATION

(Translation of registrant’s name into English)

48th Floor, Bank of China Tower

1 Garden Road

Central

                                Hong Kong S.A.R.

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or Global Cord Blood Corporation’s (the “Company”) future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date of this Report on Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date of this Report on Form 6-K to conform these statements to actual results, unless required by law.

The forward-looking statements included in this Report on Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: the effects of the current 2019-nCoV outbreak, including the inability of the Company’s salesforce to return to work due to current lockdowns implemented in various cities in the PRC and the imposition by some hospitals in the PRC of restrictions on entrance to solely to hospital staff and patients; levels of consumer confidence in the healthcare services sector generally in the PRC as a result of the outbreak; the length of the 2019-nCoV outbreak and severity of such outbreak across the globe; the pace of recovery following the 2019-nCoV outbreak; continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including maintaining effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in the PRC, the presence of a new majority shareholder, international pressure on trade and currency against the PRC and its potential impact on the PRC consumer behavior, as well as general economic conditions; the non-binding proposal letter from Cordlife Group Limited and the potential transaction contemplated by such letter, and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

Results of Operations and Financial Condition

Following this cover page are the unaudited condensed consolidated financial results for the three months and nine months ended December 31, 2019 of the Company.

GLOBAL CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31 and December 31, 2019

	March 31,	December 31,
	2019	2019
	RMB	RMB	US$
	(in thousands except share data)
ASSETS
Current assets
Cash and cash equivalents	4,997,861	5,386,386	773,706
Accounts receivable, less allowance for doubtful accounts (March 31, 2019: RMB89,634; December 31, 2019 RMB113,783 (US$16,344))	96,923	98,102	14,091
Inventories	27,612	34,368	4,937
Prepaid expenses and other receivables	25,532	28,235	4,056
Total current assets	5,147,928	5,547,091	796,790
Property, plant and equipment, net	545,340	530,368	76,182
Operating lease right-of-use assets[1]	—	5,325	765
Non-current deposits	236,719	347,511	49,917
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2019: RMB74,800; December 31, 2019: RMB72,573 (US$10,424))	104,857	140,817	20,228
Inventories	77,194	82,660	11,873
Intangible assets, net	97,444	93,978	13,499
Investment in equity securities at fair value	107,362	123,416	17,728
Other equity investment	189,129	189,129	27,167
Deferred tax assets	44,981	51,199	7,354
Total assets	6,550,954	7,111,494	1,021,503

LIABILITIES
Current liabilities
Accounts payable	33,566	15,615	2,243
Accrued expenses and other payables	79,977	109,408	15,716
Operating lease liabilities[1]	—	3,354	482
Deferred revenue	461,986	436,355	62,678
Income tax payable	20,113	30,358	4,361
Total current liabilities	595,642	595,090	85,480
Non-current deferred revenue	2,108,442	2,260,586	324,713
Non-current operating lease liabilities[1]	—	1,812	260
Other non-current liabilities	404,482	442,388	63,545
Deferred tax liabilities	19,626	18,494	2,656
Total liabilities	3,128,192	3,318,370	476,654

EQUITY
Shareholders’ equity of Global Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 121,687,974 and 121,551,075 shares issued and outstanding as of March 31 and December 31, 2019, respectively	83	83	12
Additional paid-in capital	2,101,582	2,101,582	301,873
Treasury stock, at cost (March 31 and December 31, 2019: 136,899 shares, respectively)	(2,815)	(2,815)	(404)
Accumulated other comprehensive losses	(88,738)	(96,538)	(13,867)
Retained earnings	1,407,223	1,780,933	255,816
Total equity attributable to Global Cord Blood Corporation	3,417,335	3,783,245	543,430
Non-controlling interests	5,427	9,879	1,419
Total equity	3,422,762	3,793,124	544,849
Total liabilities and equity	6,550,954	7,111,494	1,021,503

1 Since April 1, 2019, the Company adopted Accounting Standards Update Topic 842 using a modified retrospective transition approach which resulted in the recognition of right-of-use assets and lease liabilities for operating leases as of April 1, 2019 of approximately RMB6.9 million and RMB5.8 million, respectively.

GLOBAL CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months and Nine Months Ended December 31, 2018 and 2019

	Three months ended December 31,			Nine months ended December 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except per share data)
Revenues	254,178	334,733	48,082	735,103	921,572	132,376
Direct costs	(48,231)	(51,606)	(7,413)	(138,652)	(145,670)	(20,924)
Gross profit	205,947	283,127	40,669	596,451	775,902	111,452
Operating expenses
Research and development	(3,672)	(6,404)	(920)	(10,053)	(17,504)	(2,514)
Sales and marketing	(64,858)	(75,936)	(10,908)	(167,761)	(201,453)	(28,938)
General and administrative	(44,822)	(47,914)	(6,882)	(125,834)	(147,251)	(21,152)
Total operating expenses	(113,352)	(130,254)	(18,710)	(303,648)	(366,208)	(52,604)
Operating income	92,595	152,873	21,959	292,803	409,694	58,848
Other (expenses)/income, net
Interest income	7,168	6,350	912	19,271	19,072	2,740
Foreign currency exchange losses	(2)	26	4	(77)	(164)	(24)
Change in fair value of equity securities	(28,385)	8,047	1,156	(68,651)	10,983	1,578
Dividend income	—	—	—	976	507	73
Others	3,799	4,515	649	2,984	5,277	758
Total other (expenses)/income, net	(17,420)	18,938	2,721	(45,497)	35,675	5,125
Income before income tax	75,175	171,811	24,680	247,306	445,369	63,973
Income tax expense	(13,410)	(25,644)	(3,684)	(44,855)	(67,207)	(9,654)
Net income	61,765	146,167	20,996	202,451	378,162	54,319
Net income attributable to non-controlling interests	(405)	(1,154)	(166)	(2,435)	(4,452)	(638)
Net income attributable to Global Cord Blood Corporation’s shareholders	61,360	145,013	20,830	200,016	373,710	53,681

Earnings per share:
Attributable to ordinary shares
- Basic	0.51	1.19	0.17	1.66	3.07	0.44
- Diluted	0.51	1.19	0.17	1.65	3.07	0.44

Other comprehensive income/(loss), net of nil income taxes
- Foreign currency translation adjustments	828	(30,953)	(4,447)	38,305	(7,800)	(1,120)
Comprehensive income	62,593	115,214	16,549	240,756	370,362	53,199

Comprehensive income attributable to non-controlling interests	(405)	(1,154)	(166)	(2,435)	(4,452)	(638)
Comprehensive income attributable to Global Cord Blood Corporation’s shareholders	62,188	114,060	16,383	238,321	365,910	52,561

Other Events

On March 11, 2020, the Company issued a press release announcing unaudited condensed consolidated financial results for the three months and nine months ended December 31, 2019. A copy of the press release is attached as Exhibit 99.1.

Exhibits

Exhibit No.	Description

99.1	Press Release dated March 11, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GLOBAL CORD BLOOD CORPORATION

	By:	/s/ Albert Chen
	Name:	Albert Chen
	Title:	Chief Financial Officer
Dated: March 11, 2020